April 12, 2010

Via EDGAR & Federal Express

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman Branch Chief
          Mail Stop 4561

Re:	CopyTele, Inc.
Form 10-K/A for Fiscal Year Ended October 31, 2009, filed March 10, 2010
Form 10-Q for Fiscal Quarter Ended January 31, 2010, filed March 17, 2010
File No. 000-11254

Dear Mr. Shuman:

This letter sets forth the responses of CopyTele, Inc. (“CopyTele” or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated March 31, 2010 (the "Comment Letter") with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended October 31, 2009 (the “Form 10-K/A”) and Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010 (the “Form 10-Q”).  In addition, this letter also contains the Company’s proposed changes to the Form 10-K/A.  For the convenience of the Staff, we are providing under separate cover a hard copy of this letter in which the proposed changes to the Form 10-K/A have been marked to show changes from the applicable sections of the current Form 10-K/A.

We have reproduced below in italics each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers in the Staff's comments in the Comment Letter.

General

1.
Comment: You state on page 4 that your products are being used by government agencies, military, as well as domestic and international non-governmental organizations in the Middle East and Africa, and that your products are now being evaluated by Middle Eastern governments. Also, on page 5, you state that your specific Thuraya satellite products are being evaluated by a Middle Eastern government. Further, on page 21, you state that you are continuing to direct your encryption marketing efforts to opportunities in both the commercial and government security markets and you have recently uncovered new opportunities to market products to Middle Eastern governments to secure voice and fax communications. In addition, we are aware of a June 2008 news report that Videocon Industries Limited, which exports products to the Middle East and with which you have a significant technology license agreement, intended to build a plant in Iran in 2009.

Securities and Exchange Commission
April 12, 2010

The Middle East and Africa include Iran, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, licensees, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: In accordance with U.S. Export Administration Regulations CopyTele’s encryption devices, technology and software solutions are prohibited from export to Cuba, Iran, North Korea, Sudan and Syria without a valid Export License.  Neither CopyTele nor any of its subsidiaries have ever exported, or currently anticipates exporting, any goods or services to these countries either directly or to its knowledge, indirectly through any distributor or licensee, nor has it ever had, or anticipate in the future to have, any direct or indirect arrangements or other contacts with the governments of those countries or entities controlled by those governments.

Furthermore, before any domestic or international shipment of encryption equipment, software or technology, CopyTele confirms that the recipient is not on any denied person or similar list maintained by the U.S. Department of Commerce, Bureau of Industry and Security.

In addition, in accordance with Export Administration Regulations EAR §740.17 (5) CopyTele files the requisite semiannually reports on exports of our encryption equipment, software and technology with the applicable U.S. government agencies.

The following disclosure will be added to “Item 1. Business - Regulation” on page 13 to describe the Export Administration Regulations and to state that the Company does not do and does not intend to do business with such countries.

Item 1. Business - Regulation

Our international sales of our encryption devices, technology and software solutions are subject to U.S. and foreign regulations such as the International Traffic in Arms Regulations (“ITAR”) and Export Administration Regulations and may require licenses (including export licenses) from U.S. government agencies or require the payment of certain tariffs.  In addition, in accordance with applicable regulations, we file the requisite semiannually reports on exports of these products with the applicable U.S. government agencies.  Our ability to export in the future is dependent upon our ability to obtain the export authorization from the appropriate U.S. government agency.  In addition, in accordance with Export Administration Regulations, without a valid export license, we are prohibited from exporting these products to any country that the U.S. State Department has identified as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls, which includes Cuba, Iran, North Korea, Sudan and Syria.  However, neither we nor any of our subsidiaries have ever exported, or currently anticipate exporting, any goods or services to any such countries either directly or to our knowledge, indirectly through any distributor or licensee, nor have we ever had, or anticipate in the future having, any direct or indirect arrangements or other contacts with the governments of those countries or entities controlled by those governments. Furthermore, before we make any domestic or international shipments of encryption equipment, software or technology, we confirm that the recipient is not on any denied person or similar list maintained by the U.S. Department of Commerce, Bureau of Industry and Security.

Securities and Exchange Commission
April 12, 2010

Form 10-K for the Fiscal Year Ended October 31, 2009

Part I

Item 1. Business, page 4

2.
Comment: On page 5 you disclose that the payment terms of the technology license to Videocon were modified to "allow Videocon's payments to be more closely aligned with the progress being made towards optimization of the display performance." This text suggests that at least some of the additional license fee payments will be owed only if specific performance standards are met by prototypes of the company's products in the development process. Please clarify the disclosure, and ensure that your description of these provisions of the license agreement provides the materially complete summary of the rights and obligations of the related parties that is required by Item 404(a)(6) of Regulation S-K.

Response:  The following clarifying disclosure will be added to “Item 1. Business” on page 5 and in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 25 to clarify that none of the license fee payments are dependent on any specific performance standards which must be met by prototypes of CopyTele’s products in the development stage but rather such  modifications were agreed to by CopyTele after discussions with Videocon to allow Videocon’s payments to be more closely aligned with the progress being made towards the optimization of the performance of the advanced version of CopyTele’s display technology.  Concurrent with this decision, CopyTele agreed to reimburse Videocon $250,000 for engineering services related to the advanced version of our display technology.

Securities and Exchange Commission
April 12, 2010

To the extent that the information is not subject to a request for confidential treatment, the Company will also expand the description of the material terms of the license agreement in “Item 1. Business on page 5.  However, we wish to point out that at the time that the original license agreement was entered into by the parties on November 2, 2007, Videocon was not a related party and did not become a related party until it completed the purchase of its equity interest in CopyTele on November 6, 2007.  Therefore we do not believe that disclosure is required by Item 13 of Form 10-K and Item 404(a)(6) of Regulation S-K.

Item 1 - Business

In May 2008, we received the first installment of the license fee of $2,000,000.  During the quarter ended April 30, 2009, we modified the payment terms from Videocon and we agreed to reimburse Videocon $250,000 for engineering services related to an advanced version of our display technology, which amount was offset against amounts due to Videocon in lieu of a cash payment.  In addition, in June 2009, we received a license fee payment from Videocon of $250,000, which was due during the quarter ended April 30, 2009 pursuant to the modified payment terms.  In August 2009, we received an additional license fee payment from Videocon of $100,000, which was due during the quarter ended July 31, 2009 pursuant to the modified payment terms.  As of October 31, 2009, we have received aggregate license fee payments of $2,600,000.  ~~The~~We further modified the payment terms from Videocon ~~were modified during the second quarter of fiscal year 2009 and again~~ during the first quarter of fiscal ~~year 2010.~~2010 for amounts that were due during that quarter.  The modifications were ~~made~~agreed to by CopyTele after discussions with Videocon to allow Videocon’s payments to be more closely aligned with the progress being made towards the optimization of the ~~display~~ performance of the advanced version of our display technology, although the total amount of the payments did not change and Videocon’s obligation to make such payments is subject only to CopyTele’s limited performance requirements described below and is not dependent on any specific performance standards which must be met by prototypes of CopyTele’s products in the development stage.  Future modifications of the timing of payments from Videocon could occur that might materially affect in which future periods revenues from Videocon are recognized and which could delay the payment of the license fee beyond the 27 month period.  Videocon’s obligations with respect to the pre-production phase, and CopyTele’s assistance, under the License Agreement remain unaffected.

Securities and Exchange Commission
April 12, 2010

Videocon is the flagship company of the Videocon Group, one of India’s leading business houses.  Videocon Group is a fully integrated consumer electronics and home appliances enterprise with backward integration in plasma panel, CRT glass, color picture tubes and other key components for the consumer electronics, home appliances and components industries.  Videocon Group also operates in the oil & gas sector. The Videocon Group has sales and service networks throughout India and operates facilities in Europe and elsewhere in the world.

We are working with Videocon to implement our technology into production display modules.  The display modules consist of our low voltage phosphor displays, the attached associated driver circuits, and controller circuits.  Under the License Agreement, Videocon, with our assistance, is to provide the design and process engineering required to produce such display modules and also provide all tooling and fixtures required for the production process.  Videocon has a group of qualified and experienced personnel assigned to this program.  ~~As~~In connection with our performance requirements under the License Agreement, we are providing technical support to Videocon’s technical team as part of our assistance to Videocon to produce such display modules, ~~we are providing technical support to Videocon’s technical team.  We~~and are also cooperating with Videocon to jointly implement our technology prior to production to produce prototypes of such modules.  Videocon is utilizing its display processing technology and facilities to continue to produce various configurations of our display matrix to optimize its performance.  The matrix is the main component of our display, since it contains the structure to accommodate our electron emission technology and the color phosphors that are used to illuminate our display.  Improvements to the technology are to be jointly owned by CopyTele and Videocon.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.

During the quarter ended April 30, 2009, we modified the payment terms from Videocon and we agreed to reimburse Videocon $250,000 for engineering services related to ~~another~~an advanced version of our display technology.   The license fee revenue recognized during the three months ended April 30, 2009 of $250,000 represented an offset against amounts due to Videocon for the aforementioned engineering services, in lieu of a cash payment.  In addition, in June 2009, we received a license fee payment from Videocon of $250,000, which was due during the quarter ended April 30, 2009 pursuant to the modified payment terms, which was recognized as license fee revenue during the three months ended July 31, 2009.  In August 2009, we received an additional license fee payment from Videocon of $100,000, which was due during the quarter ended July 31, 2009 pursuant to the modified payment terms, which was recognized as revenue during the three months ended October 31, 2009.  We further modified the payment terms from Videocon during the first quarter of fiscal year 2010 for amounts that were due during that quarter.  The modifications were ~~made~~agreed to by CopyTele after discussions with Videocon to allow Videocon’s payments to be more closely aligned with the progress being made towards the optimization of the ~~display performance.  While we have modified the timing of license fee payments to be received from Videocon,~~performance of the advanced version of our display technology, although the total amount of license fee payments of ~~$11 million remains payable over the 27 month period, which commenced in May 2008.~~$11 million did not change and Videocon’s obligation to make such payments is subject only to CopyTele’s limited performance requirements described below and is not dependent on any specific performance standards which must be met by prototypes of CopyTele’s products in the development stage.  Future modifications of the timing of payments from Videocon could occur that might materially affect in which future periods revenues from Videocon are recognized and which could delay the payment of the license fee beyond the 27 month period.  Videocon’s obligations with respect to the pre-production phase, and ~~our~~CopyTele’s assistance, under the License Agreement remain unaffected.   In connection with our performance requirements under the License Agreement, we are providing technical support to Videocon’s technical team as part of our assistance to Videocon to produce display modules, and are also cooperating with Videocon to jointly implement our technology prior to production to produce prototypes of such modules.

Securities and Exchange Commission
April 12, 2010

3.
Comment: Ensure that your discussion of transactions with Videocon describes all payments that were received from and made to Videocon during the year ended October 31, 2009. The extent to which license fees owed by Videocon were offset by payment obligations for goods or services received from Videocon should be discussed in qualitative and quantitative terms. Describe the nature of those goods or services and the amount of the offset, during the most recently completed year.

Response:  We will update the disclosure in “Item 1. Business” on page 5 and “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 25 as set forth above in the response to Comment No., 2, to more fully describe all of the payments that were received from or made to Videocon during the year ended October 31, 2009.  Such disclosure will also be updated as set forth above to discuss in more detail, the goods or services received from Videocon which were offset against license fee payments owed to CopyTele by Videocon.

Securities and Exchange Commission
April 12, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

4.
Comment: On page 31, you express the belief that existing resources and those to be received from operations will provide sufficient capital to enable you to fund expected operations for at least 12 months. We note that the sources of capital supporting the conclusion about the adequacy of your resources include license fees. With a view to disclosure, tell us the dollar amount of the license fees expected to be received in the twelve months from the filing date of the Form 10-K, and clarify whether those fees will be owed only if product performance or similar criteria are met. To the extent the adequacy of your capital resources during the 12 month period is expected to depend materially upon the receipt of license fees, please discuss this in quantitative terms. Also, consider whether the uncertainty of receipt of the future license fee payments warrants more specific disclosure.

Response:  We will revise the disclosure in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 26 as follows to clarify that the Company has adequate cash resources to enable the Company to continue our marketing, production, and research and development activities for at least 12 months, without regard to the timing or amount of the license fees or royalties from Videocon.

We believe that our existing cash, cash equivalents, and investments in U.S. government securities, together with cash flows from expected sales of our encryption products and revenue relating to our thin, flat, low-voltage phosphor display technology, ~~including license fees and royalties from Videocon,~~ and other potential sources of cash flows, but without regard to the timing or amount of license fees and royalties from Videocon, will be sufficient to enable us to continue our marketing, production, and research and development activities for at least 12 months.  However, our projections of future cash needs and cash flows may differ from actual results.  If current cash and cash that may be generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell debt or equity securities or to obtain a line of credit.  The sale of additional equity securities or convertible debt could result in dilution to our stockholders.  It is also management’s intention to continue to compensate employees and consultants by issuing stock or stock options.  We currently have no arrangements with respect to additional financing.  We can give no assurances that we will generate sufficient revenues in the future (through sales, license fees and royalties, or otherwise) to satisfy our liquidity requirements or sustain future operations, that our production capabilities will be adequate, that other products will not be produced by other companies that will render our products obsolete, or that other sources of funding would be available, if needed, on favorable terms or at all.  If we cannot obtain such funding if needed, we would need to curtail or cease some or all of our operations.

Securities and Exchange Commission
April 12, 2010

Contractual Obligations, page 31

5.
Comment: We note that your contractual obligations table does not reflect the $5 million senior secured loan from Mars Overseas Limited that is listed on your consolidated balance sheet. Please revise to include the $5 million senior secured loan in your table or tell us why you think that disclosure is not required. Refer to Item 303(a)(5) of Regulation S-K.

Response: The Company will revise the “Contractual Obligations” table in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources – Contractual Obligations” on page 27 as follows to include the $5 million secured loan payable to Mars Overseas Limited.

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

Consulting Agreement	$128,000	-	-	-		$128,000

Noncancelable Operating Leases	$296,000	$330,000	-	-		$626,000

Secured Loan Obligation to Mars Overseas	-	-	-	$5,000,000		$5,000,000

Total Contractual Cash Obligations	$424,000	$330,000	-	$5,000,000	$	~~754,000~~ $5,754,000

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

6.
Comment: We note your response to prior comment 8 and reissue the comment. Please identify the natural person{ s) who exercise sole or shared voting and dispositive powers over the shares held of record by Mars Overseas Limited, as required by Item 403(a) of Regulation S-K. Please refer to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to determine beneficial ownership.

Securities and Exchange Commission
April 12, 2010

Response:  As noted in our response to comment 8 to the Staff’s prior letter, the Company has relied on the information provided in Schedule 13G filed by Mars Overseas Limited on November 9, 2007.  The Company has no knowledge (or basis to know) as to which natural persons exercise sole or shared voting or dispositive power over the shares of the Company’s common stock held of record held by Mars and Mars has not responded to the Company’s request for such information.

Item 15. Exhibits and Financial Statement Schedules, page 43

7.
Comment: We note from your response to comment 9 that your 2003 Share Incentive Plan was amended October 8,2004, February 9,2006, August 22, 2007, and December 3, 2008; however, we are unable to locate the amendment of December 3,2008 among documents you have filed publicly.  Please tell us where this amendment has been filed or file it. Further, it appears that amendments 2 and 3 were filed as exhibits to your Form 10-Q for the fiscal quarter ended January 31,2006, not January 31, 2005. Please revise accordingly.

Response:   The Company will revise the Exhibit Index as follows to reflect that Amendments 2 and 3 were filed with our Form 10-Q for the fiscal quarter ended January 31,2006 and not January 31, 2005 and to include the references to the Form S-8 filings to which Amendment No. 4 and 5 were included as Exhibits.

10.13	Amendment No. 2 to the CopyTele, Inc. 2003 Share Incentive Plan. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, ~~2005~~2006).

10.14	Amendment No. 3 to the CopyTele, Inc. 2003 Share Incentive Plan. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, ~~2005~~2006).

10.15	Amendment No. 4 to the CopyTele, Inc. 2003 Share Incentive Plan. (Incorporated by reference to Exhibit 4(g) to our Form S-8 dated September 21, 2007.)

10.16	Amendment No. 5 to the CopyTele, Inc. 2003 Share Incentive Plan. (Incorporated by reference to Exhibit 4(g) to our Form S-8 dated January 21, 2009.)

Exhibits 31.1 and 31.2

8
Comment: The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601{b)(31)(i) of Regulation S-K. In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601 (b )(3)(i) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended January 31,2010.

Securities and Exchange Commission
April 12, 2010

Response:  The Company confirms that in future filings it will not include the titles of the certifying officers or otherwise alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

The Company acknowledges that:

·	It is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Please call me at (631) 549-5900 or Michael Schwamm of Duane Morris LLP, counsel to the Company, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,

/s/ Denis A. Krusos
Denis A. Krusos
Chairman of the Board and
Chief Executive Officer

cc:           Stephani Bouvet / Securities and Exchange Commission
Michael D. Schwamm, Esq./Duane Morris, LLP